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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          NORLAND MEDICAL SYSTEMS, INC.

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                   656031 10 1

                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                    SCHEDULE 13G

CUSIP NO.  656031 10 1

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NORLAND PARTNERS, L.P., A DELAWARE LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 06-1387931), THE SOLE GENERAL PARTNER OF WHICH IS NOVATECH MANAGEMENT CORPORATION, A DELAWARE CORPORATION. THE STOCKHOLDERS OF NOVATECH MANAGEMENT CORPORATION ARE REYNALD G. BONMATI AND ALBERT S.
      WAXMAN.

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                        (b) /X/
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3     SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     A DELAWARE LIMITED PARTNERSHIP. NOVATECH MANAGEMENT CORPORATION IS A DELAWARE CORPORATION. MESSRS. BONMATI AND WAXMAN ARE UNITED STATES CITIZENS.

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                  5     SOLE VOTING POWER
   NUMBER OF             786,000 SHARES OF COMMON STOCK
     SHARES       --------------------------------------------------------------
  BENEFICIALLY    6   SHARED VOTING POWER
    OWNED BY             0 SHARES OF COMMON STOCK
      EACH        --------------------------------------------------------------
    REPORTING     7   SOLE DISPOSITIVE POWER
     PERSON              786,000 SHARES OF COMMON STOCK
      WITH        --------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER
                         0 SHARES OF COMMON STOCK

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9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      786,000 SHARES OF COMMON STOCK
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    /X/

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      11.4%
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12  TYPE OF REPORTING PERSON*
      PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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Item 1(a).  Name of Issuer:

      Norland Medical Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

      106 Corporate Park Drive
      Suite 106
      White Plains, New York  10604

Item 2(a).  Name of Person Filing:

      Norland Partners, L.P., a Delaware limited partnership. The sole general partner of Norland Partners, L.P. is Novatech Management Corporation, the business address of which is Premium Point, New Rochelle, New York, 10801. The stockholders of Novatech Management Corporation are Reynald G. Bonmati, whose business address is Premium Point, New Rochelle, New York 10801, and Albert S. Waxman, whose business address is 1 Maynard Drive, Park Ridge, New Jersey 07656.


Item 2(b).  Address of Principal Business Office or,
              if none, Residence:

      Norland Partners, L.P.
      Premium Point
      New Rochelle, NY  10801


Item 2(c).  Citizenship:

      Norland Partners, L.P. is a Delaware limited partnership. Novatech Management Corporation, the sole general partner of Norland Partners, L.P., is a Delaware corporation. Messrs. Bonmati and Waxman are United States citizens.


Item 2(d).  Title of Class of Securities:

      Common Stock.

Item 2(e).  CUSIP Number:

      656031 10 1
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Item 3.

      Inapplicable.

Item 4.  Ownership:

      The following information is provided as of December 31, 1996:

      (a)   Amount Beneficially Owned:

            Norland Partners, L.P. is the beneficial owner of 786,000 shares.(1)

      (b)   Percent of Class:

            11.4%.

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:

                  786,000 shares.

            (ii)  shared power to vote or to direct the vote:

                  0 shares.

            (iii) sole power to dispose or to direct the disposition of:

                  786,000 shares.

            (iv)  shared power to dispose or to direct the disposition of:

--------

(1) The figure for the amount beneficially owned by Norland Partners, L.P. does not include the following shares of Common Stock, with respect to all of which Norland Partners, L.P. disclaims beneficial ownership: (a) 944,500 shares owned by Reynold G. Bonmati; (b) 217,500 shares issuable upon the exercise of options granted to Mr. Bonmati (Mr. Bonmati exercised such options with respect to 187,500 shares on January 1, 1997); (c) 30,000 shares issuable upon the exercise of options granted to Albert S. Waxman; and (d) 264,000 shares owned by Novatech Ventures, L.P. (Mr. Bonmati is President and principal stockholder of Novatech Resource Corporation, the sole general partner of Novatech Ventures, L.P.; he is also a limited partner of Novatech Ventures, L.P.).
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                  0 shares.

Item 5.   Ownership of Five Percent or Less of a Class:

      Inapplicable.

Item 6.   Ownership of More than Five Percent on Behalf of
            Another Person:

      No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by Norland Partners, L.P.

Item 7.   Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on By the
            Parent Holding Company:

      Inapplicable.

Item 8.   Identification and Classification of Members of the
            Group:

      Inapplicable.

Item 9.   Notice of Dissolution of Group:

      Inapplicable.

Item l0.  Certification:

      Inapplicable.
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Signature:

            After reasonable inquiry and to the best of its knowledge and belief, Norland Partners, L.P. certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 1997


                              NORLAND PARTNERS, L.P.

                              By: Novatech Management Corporation, its
                                  General Partner


                                  By:  /s/ Reynald G. Bonmati
                                     __________________________
                                      Name:  Reynald G. Bonmati
                                      Title: President